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                             March 13, 2024

       Eugene Wong
       Chief Executive Officer
       Ace Global Business Acquisition Limited
       Room 806, 8/F, Tower 2, Lippo Centre
       89 Queensway, Admiralty, Hong Kong

                                                        Re: Ace Global Business
Acquisition Limited
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 5, 2024
                                                            File No. 001-40309

       Dear Eugene Wong:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 5, 2024

       Risk Factors, page 4

   1. We note that you are seeking to extend your termination date to October 8, 2024, which is a date that is 42
months from your initial public offering. Since Section IM-5101-2 of the
                                                        Nasdaq listing rules
requires that a special purpose acquisition company complete a business combination
within 36 months of the effectiveness of the initial public offering registration statement,
please disclose that your proposal to extend your termination date beyond 36 months does
not comply with this rule and describe the risks of your non-
                                                        compliance, including
that your shares may be subject to suspension and delisting from the Nasdaq Capital
Market.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.
 Eugene Wong
Ace Global Business Acquisition Limited
March 13, 2024
Page 2




                                                       Sincerely,
FirstName LastNameEugene Wong
                                                     Division of Corporation
Finance
Comapany NameAce Global Business Acquisition Limited
                                                     Office of Real Estate &
Construction
March 13, 2024 Page 2
cc:       Jon Venick, Esq.
FirstName LastName